Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated March 5, 2014

Fantex, Inc.

On February 28, 2014, an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by KSLD Xtra Sports 1360 (the “Broadcast”). The Broadcast references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast contains certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, co-host Mike Costa refers to, “the ability to buy stock in an NFL player,” to, “the idea to offer a publicly traded stock in a football player, or an individual,” to “investing in Vernon Davis,” and states that, “the IPO is ten bucks a share for Vernon Davis.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the Broadcast, Mr. Costa states that the value of Fantex Series Vernon Davis is, “based on how he’s going to do on the football field.” In addition, during the Broadcast, Mr. French refers to, “a security that was linked to the underlying cash flow streams of an athlete’s brand ,” and states that, “[potential investors could have] a financial interest that was tied, ultimately, to the brand’s success.” Mr. French further states that, “[Fantex Series Vernon Davis] is linked to [post-career] cash flow, not just for [his] playing career, but it’s also [his] post-career as well,” that “[Vernon Davis’s NFL player contract] is what makes up a large portion of his brand income today, what he does on the football field, but we also see his sport as a platform to help generate the awareness that would ultimately, potentially lead to a post-career, say in the broadcasting booth,” and that “[the income stream being acquired by the Company includes proceeds derived from Vernon Davis’s] broadcasting career or other things associated with his consumer persona.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                  During the Broadcast, Mr. French states that “[income derived from Vernon Davis’s art gallery is] the only major excluded item [from Mr. Davis’s Brand Contract].” As is discussed in greater detail under the section titled “Vernon Davis Brand” and elsewhere in the Registration Statement, income derived from Mr. Davis’s Gallery 85 is not the only source of income excluded from the Brand Contract. Additional excluded income sources include all cash or other consideration received by Vernon Davis from Ike Shehadeh and Ike’s Love & Sandwiches Franchising LLC, or from Jamba Juice Company.

•                  During the Broadcast, Mr. French states that Vernon Davis has “been to multiple Pro Bowls in his career.” Vernon Davis was selected to the NFC Pro Bowl roster following the 2009 and 2013 NFL seasons, and as an alternate following the 2012 NFL season.  However, Vernon Davis only participated in the Pro Bowl game following the 2009 NFL season.

•                  During the Broadcast, Mr. Costa questions, “So what can Vernon Davis do to make it more lucrative for me?” Mr. French responds, “One, he can continue to play as long as he can be successful out of the football field. That is one way. The other way is to continually cultivate the awareness of the other attributes of his brand.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                  During the Broadcast, Mr. Costa refers to Fantex Series Vernon Davis as, “a publically traded stock.” In addition Mr. French states that “[The Vernon Davis Offering is] actually open now for reservations so people can place a reservation for ultimately when the orders get consummated (sic) through the SEC process.”  The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,”  “will,” “would,” “should,” “could,” “grow” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the KSLD Xtra Sports 1360 Broadcast

MEDIA:	Radio
STATION:	KSLD Xtra Sports 1360
MARKET:	N/A
SUBJECT:	Fantex, Buck French

Mike Costa, Co-Host:

The drive continues, and Judson, this is one — it’s kind of a strange thing but it’s also a very cool thing, now the ability to buy stock in an NFL player, and obviously it’s based on how he’s going to do on the football field. And one of the men who has made that possible, from Fantex, the co-founder and CEO, Buck French joins us here on Xrta Sports 1360. Buck, how are you?

Buck French, Co-Founder and CEO, Fantex:

I’m doing great Mike, how are you?

Costa:

I’m fine. Tell me, how did this all come about? What was the genesis of the idea to offer a publicly traded stock in a football player, or an individual?

French:

Yeah, really it started with the notion that if you could actually create a security that was linked to the underlying cash flow streams of an athlete’s brand, then you could actually sell it to the public. You could create advocates for the brand, because now they had a financial interest that was tied, ultimately, to the brand’s success.

Judson Richards, Co-Host:

Buck, how did you land on Vernon Davis?

French:

So, we targeted and looked for multi-dimensional individuals who were more than just Pro Bowl football players. Vernon has not only been to multiple Pro Bowls in his career, but he’s also very interesting off the field. He’s an artist, he owns an art gallery. He is very personable, does well on the broadcasting set. Our goal is to work with those multi-dimensional brands that ultimately we believe can be cultivated and have a successful post-career, because the security is linked to that cash flow, not just for their playing career, but it’s also their post-career as well.

Costa:

Okay, I was going to ask that question next. So, it doesn’t have to solely do with what Vernon Davis does on Sundays between the lines?

French:

Exactly correct. Obviously that is what makes up a large portion of his brand income today, what he does on the football field, but we also see his sport as a platform to help generate the awareness that would ultimately, potentially lead to a post-career, say in the broadcasting booth.

Richards:

So what can Vernon Davis do to make it more lucrative for me?

French:

One, he can continue to play as long as he can be successful out of the football field. That is one way. The other way is to continually cultivate the awareness of the other attributes of his brand. For example, I don’t know if you know, he was the honorary co-captain of the US curling team in the Winter Olympics that just ended. He was over in Sochi, and instead of just going and watching the curling matches, he actually participated in working with NBC and doing some broadcasting things to start learning that side of the business. Ultimately, Vernon has a desire to have a lasting brand, and he’s working in the offseason on that.

Costa:

Buck French with us, the co-founder and CEO of Fantex. Buck, I’m asking some questions because I’m a little naive about the whole thing. Do I assume that if, let’s say — you mentioned his art gallery — if his art gallery goes on and has success, and he makes that lucrative, or he goes on to have a very successful broadcasting career, am I to assume then that he is making his brand more financially feasible for those of us who have invested in him?

French:

Yes, as things like potentially his broadcasting career or other things associated with his consumer persona, if you will, are included in his potential income stream that we’re acquiring from him. So there are some excluded items, his art gallery being a specific one, because his art is more about his expression and for his philanthropy than it is for his profit…

Costa:

Okay.

French:

…but that’s really the only major excluded item. He owns a Jamba Juice as well as an Ike’s Sandwich Shop. His goal is to expand that footprint. He has an entrepreneurial bug. If he should add future stores, we would have an opportunity to invest alongside him in those stores, in the benefit of the shareholders. At the end of the day, it really is about cultivating not just a successful football career, but ultimately a brand that survives past his playing career that can generate income well into the future.

Richards:

Buck, would I be correct to assume that this is benefitting Vernon Davis as well?

French:

Oh, of course. I mean, everyone’s got to benefit for it to be a success.

Richards:

Right.

French:

So, Vernon sees this ultimately as a great way to help build and extend the awareness around his brand. It’s been great so far to be working with him. From a shareholder standpoint, the security is linked to the underlying cash flow of Vernon Davis’s brand, so the better his brand does in the future, the greater the opportunity for the shareholder.

Costa:

And Buck, for anybody who is listening, this is a publicly traded stock, and everybody knows that the stock market can have great days; the stock market can also have very bad days. Is that something that you must always keep in mind?

French:

Of course. There’s risk and reward in any security, and people should understand both sides of that. This one’s a little unique in the sense that we’re actually open now for reservations so people can place a reservation for ultimately when the orders get consummated (sic) through the SEC process. It’s all done at Fantex.com, so the unusual part is normally the general public at large doesn’t have an opportunity to participate in the initial public offering. So those that are interested can go to Fantex.com and actually today reserve shares in the brand — in a security that’s linked to the brand of Vernon Davis.

Richards:

Buck, any other athletes on your radar?

French:

There are, we announced one which I can’t actually talk about because we’re not filed. But recently we announced a new athlete, and we’re looking across the world of sports, for not just football players. Our goal is to sign players in baseball and golf. I don’t know if you guys saw, but Jack Nicklaus just joined our advisory board. John Elway is on our board of directors, so we’re looking to build this beyond just the Vernon Davis offering, and our goal is to have brands across the world of sports as well as the entertainment world.

Costa:

Do you need radio guys in San Diego?

French:

You know, you never know! How are you guys doing? How’s your brand down there?

Costa:

We’re probably worth about half a cent right now.

[Laughter]

French:

I’ll tell you what I’ll do, I’ll put the money up myself in the beginning here, and we’ll see how you guys develop.

Costa:

[Laughs] Somebody can invest a buck and make a million bucks off of us. Hey Buck, finally, you know when any company out there that’s publicly traded, when they get bad press or there’s a recall, let’s say, for a manufacturer of baby car seats or something, that can tend to adversely affect the stock. Would it be safe to assume if something happens to Vernon, whether he gets injured or — I don’t know — is caught arguing with someone outside of a restaurant and TMZ picks it up, or something like that, can you expect, maybe, that to affect the stock in a negative way as well?

French:

It’s hard to predict how markets will ultimately respond to something. I think that ultimately investors who are looking at a security should evaluate what the impact to the underlying cash flow that creates the value of the security. So, if something is going to negatively impact his ability to earn endorsement dollars, or to continue to play football, or to garner a broadcasting job, then you certainly would expect the security to trade down if something like that happened. Just like on the flip-side, if events happen that ultimately create greater awareness and have the opportunity to generate greater income, greater cash flow, then you would expect the security to trade up. But ultimately, the market is going to decide all that.

Costa:

Alright Buck, again, I would jump on us now. Get in when the getting is good.

French:

I tell ya, for a half-cent I just might.

Costa:

Our rocket is poised, boy, and it is the stars and beyond. Hey Buck, really appreciate the time, man. Good luck with it, it’s exciting and it’s a new twist to stay involved with sports, and obviously beyond that. Good luck with it, appreciate the time today.

French:

Yeah, that you very much. I enjoyed it.

Costa:

There’s Buck French, the co-founder and CEO of Fantex. You can read all about it, investing in Vernon Davis at Fantex.com.

Richards:

It gives you an all new perspective of fantasy sports.

Costa:

Yeah. That’s — I’m fascinated to see how this does, because right now the IPO is ten bucks a share for Vernon Davis. So you figured someone’s out there “I’ll take a thousand dollars and I’ll buy that many shares.” And you never know, it could turn into something big, or it could completely blow up in your face. Just like anything with the stock market today.

Richards:

Yeah.

Costa:

Thanks again to Buck French. Drive rules on after this.

Richards:

On Xtra Sports 1360

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